Exhibit 99.2

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (“ACT”), OR UNDER ANY STATE SECURITIES LAW AND THIS NOTE MAY NOT BE PLEDGED, SOLD, ASSIGNED OR TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT WITH RESPECT THERETO UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAW, OR UNLESS THE DEBTOR RECEIVES AN OPINION OF COUNSEL, SATISFACTORY TO THE DEBTOR, THAT SUCH REGISTRATION IS NOT REQUIRED.

THIS NOTE IS SUBJECT TO THE PROVISIONS OF A CERTAIN SUBORDINATION AGREEMENT DATED FEBRUARY 23, 2016, AS AMENDED, IN FAVOR OF GERBER FINANCE, INC.

ATRM HOLDINGS, INC.

PROMISSORY NOTE

$2,000,000.00	October 4 2016

FOR VALUE RECEIVED, ATRM HOLDINGS, INC., a Minnesota corporation (the “Debtor”), promises to pay to the order of LONE STAR VALUE CO-INVEST I, LP (the “Holder”), or its registered assigns, the principal amount of TWO MILLION DOLLARS ($2,000,000.00), in such coin or currency of the United States of America as at the time of payment shall be legal tender for the payment of public or private debts, together with interest as set forth herein.

1.           Payment of Interest and Principal.  All unpaid principal, together with any then accrued and unpaid interest and any other amounts payable hereunder, shall be due and payable on April 1, 2019 (the “Maturity Date”).  If any payment hereunder becomes due and payable on a Saturday, Sunday or legal holiday under the laws of the United States of America or the State of Minnesota, or both, the due date thereof shall be extended to the next business day and interest shall be payable for any principal so extended for the period of such extension.  Payments of principal and interest are to be made at the address provided herein for the Holder (or at such other place as the Holder shall have notified the Debtor in writing at least five (5) days before such payment is due) or by wire transfer pursuant to the Holder’s written instructions. Payments of interest and principal are subordinate to any indebtedness evidenced by Notes held by Lone Star Value Investors, LP.

2.           Interest.  (a)  Interest shall accrue on the unpaid principal balance of this Note at the rate of ten percent (10.0%) per annum, and shall be payable semiannually in cash on the third business day of each January and July (each, an “Interest Payment Date”) in respect of the immediately preceding semi-annual period; provided, however, if an Event of Default (as defined in Section 4 below) or an event with the passage of time or the giving of notice could become an Event of Default, has not occurred, then for interest accruing during the 365 days after the original issuance date hereof the Debtor may elect to make any such interest payment by substituting for the abovementioned interest rate a rate of twelve percent (12.0%) per annum for the applicable interest period (“PIK Interest”) with an election to submit payment entirely as PIK Interest or as 50% cash and 50% PIK Interest by delivery to the Holder of an executed and completed Allonge (in the form annexed hereto in Exhibit A) at least five (5) business days prior to the applicable Interest Payment Date.  The Holder may elect to receive PIK Interest in lieu of cash interest from and after 366 days from the original issuance date hereof. In such event the Holder must notify the Debtor before the applicable Interest Payment Date and Debtor in response will provide an executed and completed Allonge.  PIK Interest shall bear interest from the applicable Interest Payment Date at the same rate and be payable in the same manner as in the case of the original principal amount of this Note and shall otherwise be treated as principal of this Note for all purposes.  From and after each Interest Payment Date with respect to which the Debtor elects to pay PIK Interest, the principal amount of this Note shall, without further action on the part of the Debtor or the Holder, be deemed to be increased by the PIK Interest so capitalized and added to principal in accordance with the provisions hereof.  Interest shall be calculated from and include the date hereof and shall be calculated on an actual/360-day basis.

(b)           Notwithstanding anything to the contrary contained herein, in no event shall this or any other provision herein permit the collection of any interest which would be usurious under applicable law.  If under any circumstances, whether by reason of advancement or acceleration of the maturity of the unpaid principal balance hereof or otherwise, the aggregate amounts paid under this Note shall include amounts which by law are deemed interest and which would exceed the maximum rate permitted by law, the Debtor stipulates that payment and collection of such excess amounts shall have been and will be deemed to have been the result of a mistake on the part of both the Holder and the Debtor, and the Holder shall promptly credit such excess (only to the extent such payments are in excess of the maximum rate) against the unpaid principal balance hereof and any portion of such excess payments not capable of being so credited shall be refunded to the Debtor.

3.           Prepayment.  The Debtor shall be entitled to prepay the principal amount of this Note (in whole or in part) together with all interest under this Note accrued and unpaid at the date of prepayment at any time without penalty or premium upon five (5) days prior written notice to the Holder.  The Debtor shall be obligated to effect such prepayment within three (3) days after the end of such notice period.

4.           Events of Default.  (a)  Acceleration.  Upon the occurrence of any of the following events (herein called “Events of Default”):

(i)           The Debtor shall fail to make full and timely payment of principal of or interest on this Note when due and such failure continues for a period of five (5) consecutive days;

(ii)           (A) The Debtor or any of its material subsidiaries shall commence any proceeding or other action relating to it in bankruptcy or seek reorganization, arrangement, readjustment of its debts, receivership, dissolution, liquidation, winding-up, composition or any other relief under any bankruptcy law, or under any other insolvency, reorganization, liquidation, dissolution, arrangement, composition, readjustment of debt or any other similar act or law, of any jurisdiction, domestic or foreign, now or hereafter existing; (B) the Debtor or any of its material subsidiaries shall admit the material allegations of any petition or pleading in connection with any such proceeding; (C) the Debtor or any of its material subsidiaries shall apply for, or consent or acquiesce to, the appointment of a receiver, conservator, trustee or similar officer for it or for all or a substantial part of its property; or (D) the Debtor or any of its material subsidiaries shall make a general assignment for the benefit of creditors;

(iii)           (A) The commencement of any proceedings or the taking of any other action against the Debtor or any of its material subsidiaries in bankruptcy or seeking reorganization, arrangement, readjustment of its debts, liquidation, dissolution, arrangement, composition, or any other relief under any bankruptcy law or any other similar act or law of any jurisdiction, domestic or foreign, now or hereafter existing; (B) the appointment of a receiver, conservator, trustee or similar officer for the Debtor or any of its material subsidiaries for any of its property; or (C) the issuance of a warrant of attachment, execution or similar process against any of the property of the Debtor or any of its material subsidiaries, and the continuance of any such events for sixty (60) days undismissed, unbonded or undischarged;

(iv)           The Debtor breaches any of its representations and warranties made under that certain Securities Purchase Agreement, dated as of the date hereof (the “Purchase Agreement”), by and between the Debtor and the Holder;

(v)           The Debtor shall fail to comply with any of its covenants or obligations under this Note (other than such failure described subsection (i) above) or the Purchase Agreement, which failure shall continue uncured for thirty (30) calendar days after notice thereof to the Debtor; or

(vi)           The Debtor shall, directly or indirectly, in one or more related transactions, (A) consolidate or merge with or into (whether or not Debtor is the surviving corporation) another person, (B) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of Debtor to another person, (C) allow another person to make a purchase, tender or exchange offer that is accepted by the holders of more than 50% of the outstanding shares of the Debtor’s common stock, par value $0.001 per share (the “Common Stock”) (not including any shares of Common Stock held by the person or persons making or party to, or associated or affiliated with the persons making or party to, such purchase, tender or exchange offer), or (D) consummate a stock purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization or spin-off) with another person whereby such other person acquires more than 50% of the outstanding shares of Common Stock (not including any shares of Common Stock held by the other person or other persons making or party to, or associated or affiliated with the other persons making or party to, such stock purchase agreement or other business combination);

then, and in any such event, the Holder, at the Holder’s option and without written notice to the Debtor, may declare the entire principal amount of this Note then outstanding together with accrued unpaid interest thereon immediately due and payable, and the same shall forthwith become immediately due and payable without presentment, demand, protest, or other notice of any kind, all of which are expressly waived.  The Events of Default listed herein are solely for the purpose of protecting the interests of the Holder of this Note.  If this Note is not paid in full upon acceleration, as required above, interest shall accrue on the outstanding principal of and interest on this Note from the date of the Event of Default up to and including the date of payment at a rate equal to the lesser of twelve percent (12.0%) per annum compounded on the third business day of each January and July or the maximum interest rate permitted by applicable law.

(b)           Non-Waiver and Other Remedies.  No course of dealing or delay on the part of the Holder of this Note in exercising any right hereunder shall operate as a waiver or otherwise prejudice the right of the Holder of this Note.  No remedy conferred in this Note or the Purchase Agreement is intended to be exclusive of any other remedy, and each and every such remedy shall be cumulative and shall be in addition to every other remedy conferred herein or now or hereafter existing at law or equity or by statute or otherwise.

(c)           Collection Costs; Attorney’s Fees.  In the case of an Event of Default, if this Note is turned over to an attorney for collection, the Debtor agrees to pay all reasonable costs of collection, including reasonable attorney’s fees and expenses and all out-of-pocket expenses incurred by the Holder in connection with such collection efforts.

5.           Additional Covenants.  Until all principal and interest due hereunder has been repaid in full in cash, unless the Holder shall otherwise consent, in its sole discretion, in advance in writing, the Debtor hereby covenants and agrees to:

(a)           furnish and provide to the Holder thirty (30) days prior written notice of any of the following actions between the Debtor or Debtor’s affiliates and any third party lender: (i) renewal of any indebtedness; (ii) extension of the time of payment of any indebtedness or any portion of such indebtedness; or (iii) loans or debt with or without a guarantee to the Debtor;

(b)           provide to the Holder, promptly after the Debtor obtains actual knowledge thereof, notice of all legal proceedings or orders against either the Debtor or any of its affiliates that, if determined adversely to the Debtor or any of its affiliates, would reasonably be expected to have a material adverse effect on the business, assets or properties of the Debtor, taken as a whole;

(c)           provide to the Holder promptly (and in any event within three (3) business days) after the occurrence of each event which is an Event of Default (i) as defined herein or (ii) as defined by any agreement by Debtor, or Debtor’s affiliates to repay any indebtedness of any kind that is senior in right of payment to the obligations of the Holder, a written notice of such event of default, setting forth the details of such event and the action (if any) that the Debtor proposes to take with respect thereto;

(d)           not amend, or modify in any manner adverse to the Holder any provision of the Debtor’s articles of incorporation or bylaws;

(e)           not repay any indebtedness of any kind of the Debtor and Debtor’s affiliates that is subordinate in right of payment to the obligations of the Holder or Holder’s affiliates; and

(f)           not initiate or enforce any action against a third party, debt holder, or lender or defend against any action by a third party, debt holder, or lender; other than in the normal course of business (including but not limited to collection and liens of client accounts);

(g)           use all power and control to assure Debtor’s affiliates do not initiate or enforce any action against a third party, debt holder, or lender or defend against any action by a third party, debt holder, or lender; other than in the normal course of business (including but not limited to collection and liens of client accounts).

6.           Cancellation.  Upon full satisfaction of the Debtor’s obligations hereunder, the Holder shall promptly deliver or cause to be delivered to the Debtor this Note for cancellation.

7.           Amendment; Waiver.  This Note may not be amended or modified or the provisions hereof waived (either generally or in a particular instance and either retroactively or prospectively) without the prior written consent of the party against whom such amendment, modification, or waiver is sought to be enforced.  All of the terms and provisions of this Note shall be applicable to and binding upon each and every maker, Holder, endorser, surety, guarantor and all other persons who are or may become liable for the payment hereof and their respective successors and assigns.

8.           Lost Documents.  Upon receipt by the Debtor of evidence satisfactory to it of the loss, theft, destruction or mutilation of this Note or any note exchanged for it, and (in the case of loss, theft or destruction) of indemnity reasonably satisfactory to it, and upon surrender and cancellation of such note, if mutilated, the Debtor will make and deliver in lieu of such note a new note of like tenor and unpaid principal amount and dated as of the original date of the original note.

9.           Miscellaneous.

(a)           Severability.  In case any one or more of the provisions contained in this Note should be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

(b)           Notices and Addresses.  All notices, offers, acceptances and any other acts under this Note (except payment) shall be in writing, and shall be sufficiently given if delivered to the addressee in person, by FedEx or similar receipted delivery, by facsimile delivery with confirmed receipt or, if mailed, postage prepaid, by certified mail, return receipt requested, as follows:

To Holder:	Lone Star Value Co-Invest I, LP
53 Forest Avenue, 1st Floor
Old Greenwich, Connecticut 06870
Fax: (203) 990-0727

To the Debtor:	ATRM Holdings, Inc.
3050 Echo Lake Avenue, Suite 300
Mahtomedi, Minnesota 55115
Fax: (651) 770-7975
With a copy to (which shall not constitute notice):

Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
Attn: Adam Finerman, Esq.
Fax: (212) 451-2222

or to such other address as any of them, by notice to the others may designate from time to time.

(c)           Governing Law.  This Note and any dispute, disagreement, or issue of construction or interpretation arising hereunder, whether relating to its execution, its validity, the obligations provided therein or performance, shall be governed and interpreted according to the law of the State of Minnesota, without regard to principals of conflicts of law.

(d)           Binding Effect; Assignment.  This Note and the various rights and obligations arising hereunder shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.  The Debtor may not delegate, transfer or assign any rights or obligations hereunder without the Holder’s prior written consent.  The Holder may not assign or delegate all or any portion of the rights of the Holder hereunder without the consent of the Debtor (such consent not to be unreasonably withheld, conditioned or delayed), except that no such consent shall be required for an assignment or delegation to an affiliate of the Holder or while an Event of Default has occurred and is continuing.  Any transfer or assignment of any of the rights, interests or obligations hereunder in violation of the terms hereof shall be void and of no force or effect.

(e)           Jurisdiction and Venue.  Each of the Holder and the Debtor (i) agree that any legal suit, action or proceeding arising out of or relating to this Note shall be instituted exclusively in the courts of New York County in the State of New York, (ii) waive any objection to the venue of any such suit, action or proceeding and the right to assert that such forum is not a convenient forum, and (iii) irrevocably consent to the jurisdiction of the courts of New York County in the State of New York in any such suit, action or proceeding, and further agree to accept and acknowledge service of any and all process which may be served in any such suit, action or proceeding and agree that service of process upon them mailed by certified mail to their respective addresses shall be deemed in every respect effective service of process upon them in any such suit, action or proceeding.

(f)           Section Headings.  Section headings herein have been inserted for reference only and shall not be deemed to limit or otherwise affect, in any manner, or be deemed to interpret in whole or in part any of the terms or provisions of this Note.

(g)           Waiver of Presentment.  Debtor and each surety, endorser and guarantor hereof hereby waive all demands for payment, presentations for payment, notices of intention to accelerate maturity, notices of acceleration of maturity, demand for payment, protest, notice of protest and notice of dishonor, to the extent permitted by law, except for those notices expressly provided for herein.  No extension of time for payment of this Note or any installment hereof, no alteration, amendment or waiver of any provision of this Note shall release, modify, amend, waive, extend, change, discharge, terminate or affect the liability of Debtor under this Note.

(h)           Forbearance.  Any forbearance by the holder of this Note in exercising any right or remedy hereunder or under any other agreement or instrument in connection with this Note or otherwise afforded by applicable law shall not be a waiver or preclude the exercise of any right or remedy by the holder of this Note.  The acceptance by the holder of this Note of payment of any sum payable hereunder after the due date of such payment shall not be a waiver of the right of the holder of this Note to require prompt payment when due of all other sums payable hereunder or to declare a default for failure to make prompt payment.

(i)           Acceleration.  At the election of the holder of this Note, all payments due hereunder may be accelerated, and this Note shall become immediately due and payable without notice or demand, upon the occurrence of an Event of Default under this Note, which default is not cured within any grace period expressly provided therefor.  In addition to the rights and remedies provided herein, the holder of this Note may exercise any other right or remedy in any other document, instrument or agreement evidencing or otherwise relating to the indebtedness evidenced hereby in accordance with the terms thereof, or under applicable law, all of which rights and remedies shall be cumulative.

(j)           Construction.  This Note shall be construed without any regard to any presumption or rule requiring construction against the party causing such instrument or any portion thereof to be drafted.

[SIGNATURE PAGE OF ATRM HOLDINGS, INC.
PROMISSORY NOTE]

IN WITNESS WHEREOF, the Debtor has caused this Note to be made and issued in its name on the date specified above.

ATRM HOLDINGS, INC.

By:	/s/ Daniel M. Koch
Name:	Daniel M. Koch
Title:	President and Chief Executive Officer

EXHIBIT A – FORM OF ALLONGE
PROMISSORY NOTE ISSUED OCTOBER 4, 2016

This Allonge No. ___ to the Lone Star Value Co-Invest I, LP Note  (“Allonge”) is made this ___ day of ________________, by ATRM Holdings, Inc. a Minnesota corporation (“Debtor”) to Lone Star Value Co-Invest I, LP (“Holder”).  Reference is hereby made to that certain Promissory Note issued by Debtor to Holder dated October 4, 2016 (“Note”).  Except as amended hereby, the terms of the Note remain as originally stated.

The principal amount as stated on the face of the Note shall be increased by the PIK Interest in the amount of $________ as of [the semi-annual Interest Payment Date].  Interest on the increased portion of the principal amount shall accrue from [the semi-annual interest due date].  The sum represents PIK Interest accrued on the outstanding principal amount of the Note at the annual rate of 12% from ____________ through ______________.

The amendment to the principal amount due and owing on the Note described herein notwithstanding, Holder does not waive interest that may have accrued at a default rate of interest and liquidated damages, if any, that may have accrued on the Note through the date of this Allonge, which default interest and liquidated damages, if any, remain outstanding and payable.

IN WITNESS WHEREOF, this Allonge is executed as of the date written above.

ATRM HOLDINGS, INC.

By:
Name:
Title: